FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 000-21919

DF CHINA TECHNOLOGY INC.

(Translation of registrant’s name into English)

Units 3207-08, West Tower, Shun Tak Centre
168-200 Connaught Road
Central, Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTICE AND CALL OF SHAREHOLDERS’ MEETING
PROXY SOLICITED BY THE BOARD OF DIRECTORS
SIGNATURES

Information Distributed to Securityholders

On or about April 28, 2004, DF China Technology Inc. mailed to all shareholders the following proxy statement and the notice and call of special meeting of shareholders to be held in Hong Kong, China on May 28, 2004.

DF CHINA TECHNOLOGY INC.

NOTICE AND CALL OF SHAREHOLDERS’ MEETING

To:       Shareholders of DF China Technology Inc.

NOTICE IS HEREBY GIVEN that a General Meeting of Shareholders of DF China Technology Inc. (the “Company”) will be held at 2:30 p.m., Hong Kong time, on Friday, May 28, 2004 at the Company’s office at Units 3207-08, 32nd Floor, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong, China for the purpose of voting on the following two resolutions:

“RESOLVED, that the stockholders of the Company approve and ratify the action of the Company taken by it on February 4, 2004 when it sold 21.5 million shares of the Company’s common stock at US$0.20 a share, for a total of US$4.3 million, which sale was at a price of 50 percent of the market value of the stock the day of the sale and was in excess of 20 percent of the outstanding shares of common stock the day of the sale.”

and

“RESOLVED, provided (i) only if a determination is made by a Nasdaq Hearing Panel that, for the Company’s continued inclusion for trading on the Nasdaq SmallCap Stock Market, the Company will be required to have a minimum bid price of $1.00, or (ii) only if a determination is made by a Nasdaq Hearing Panel that, should the Company acquire all the outstanding voting stock of DiChain Software Systems (Shenzhen) Limited, for the Company’s continued inclusion for trading on the Nasdaq SmallCap Stock Market, the Company will be required to have a minimum bid price of $4.00 for its common stock, then in either event the stockholders of the Company approve a stock consolidation (“reverse stock split”) pursuant to which each shareholder of our Company will be issued one new share of common stock to replace each five shares of common stock now outstanding.”

Only the shareholders of record at the close of business on April 21, 2004, will be entitled to vote at the meeting.

Your attention is called to the enclosed Proxy Statement and the Proxy solicited by the board of directors. Shareholders who do not expect to be personally present at the meeting are urged to fill in, date and return the accompanying Proxy, in the enclosed self-addressed envelope.

By Order of the Board

Dr. Fan Di
Chairman & Chief Executive Officer
Date: April 21, 2004

Proxy Statement

This Proxy Statement is being sent to the shareholders of DF China Technology Inc. (“our company,” “we”, “us” or “the company”) in connection with a General Meeting of Shareholders to be held for the purpose of voting on the following two resolutions:

“RESOLVED, that the stockholders of the Company approve and ratify the action of the Company taken by it on February 4, 2004 when it sold 21.5 million shares of the Company’s common stock at US$0.20 a share, for a total of US$4.3 million, which sale was at a price of 50 percent of the market value of the stock the day of the sale and was in excess of 20 percent of the outstanding shares of common stock the day of the sale, the proceeds of such stock sale to be utilized for working capital purposes by the Company.”

and

“RESOLVED, provided (i) only if a determination is made by a Nasdaq Hearing Panel that, for the Company’s continued inclusion for trading on the Nasdaq SmallCap Stock Market, the Company will be required to have a minimum bid price of $1.00, or (ii) only if a determination is made by a Nasdaq Hearing Panel that, should the Company acquire all the outstanding voting stock of DiChain Software Systems (Shenzhen) Limited (“DiChain Software”), for the Company’s continued inclusion for trading on the Nasdaq SmallCap Stock Market, the Company will be required to have a minimum bid price of $4.00 for its common stock, then in either event the stockholders of the Company approve a stock consolidation (“reverse stock split”) pursuant to which each shareholder of our Company will be issued one new share of common stock to replace each five shares of common stock now outstanding.”

Date, Time and Place

The meeting will be held at 2:30 p.m., Hong Kong time, on Friday, May 28, 2004 at the Company’s office at Units 3207-08, 32nd Floor, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong, China.

The approximate date on which this proxy statement and form of proxy are first sent to our stockholders is April 22, 2004.

Revocability of Proxy

A stockholder giving a proxy has the right to revoke it at any time before it is exercised. If a stockholder that has given a proxy should attend the General Meeting, he or she should notify the company’s secretary, Mr. Y S Kwok, at the meeting whether he or she intends to revoke the proxy and personally vote on matters properly brought before the meeting or whether he or she will allow the proxy holder to vote the shares.

Persons Making the Solicitation

This solicitation of proxies is made by the company by the use of the mails. Should the directors consider it necessary to personally solicit a proxy from a stockholder, such a solicitation would be made by telephone by a director of the company. The company would bear any cost associated with such a personal solicitation, such as a toll charge by the telephone company.

Interest of Certain Persons in Matters to be Acted Upon

No person has a substantial interest, direct or indirect, in the matter to be acted upon other than an interest arising from the ownership of common stock of the company where the stockholder receives no extra or special benefit not shared on a pro rata basis by all other stockholders.

Voting Securities and Principal Holders Thereof

The record date for determining who has the right to vote, either in person or by proxy, at this stockholders’ meeting is April 21, 2004. As of such date, there are 52,820,712 shares of common stock issued and outstanding and entitled to one vote for each share of common stock held of record.

The names of persons known by our management beneficially to own five percent or more of the common stock of our company and the names of the officers and directors of our company and the number of shares of common stock beneficially owned by each of such persons are as follows as of April 20, 2004:

	No. of Shares
	Beneficially
	Owned	Percent of
Name of Beneficial	(Please see Note	Total Number
Owner	(1))	of Shares	Remarks
FAN Di	1,059,838	2.00%	Please see Note (2)
ZHU Xiaojun	1,059,838	2.00%	Please see Note (2)
KWOK Yam Sheung	0	Nil	—
ZHOU Liyang	0	Nil	—
Robert FUNG Hing Piu	2,582,458	4.89%	Please see Note (3)
Godwin WONG	0	Nil	—
Michael J. Reiser	0	Nil	—
Iain F. BRUCE	0	Nil	—
Gush Intelligence Limited	3,800,000	7.19%	*

	No. of Shares
	Beneficially
	Owned	Percent of
Name of Beneficial	(Please see Note	Total Number
Owner	(1))	of Shares	Remarks
Global China Enterprises Limited	3,100,000	5.87%	*
Asian Century Development Limited	3,900,000	7.38%	*
Sino Castle Holdings Limited	1,000,000	1.89%	*
Host Glory Limited	3,000,000	5.68%	*
Kinetic Point Limited	3,500,000	6.63%	*
Poly Crown Limited	3,200,000	6.06%	*
Squadram Limited	5,200,000	9.84%	*	*

Note:

(1)	A person “beneficially owns” shares (i) if he has the right or power to determine how the shares are to be voted on shareholder voting matters or (ii) if he has the right or power to determine whether the shares should be held or disposed of. It is not necessary that a beneficial owner be a record owner of the shares. A trustee is said to be a beneficial owner of securities held by the trust, because the trustee has the power to vote such securities and, usually, the power to determine when to sell the securities. Each director of a company that holds stock in another company is said to be the beneficial owner of the stock of the other company, because the directors of the company holding the stock of the other company are the persons that have the voting and disposition power over such shares of stock.

Shares held beneficially but not of record are usually marked with a footnote that also identifies the record owner and explains the nature of the beneficial ownership by the person listed in the table.

(2)	Dransfield Holdings Limited is the record owner of these 1,059,838 shares of common stock of the Company. Both Dr. Fan Di and Zhu Xiaojun, directors of our Company, are also directors of DiChain Holdings and are thereby deemed to be beneficial owners of these shares.

(3)	Grandom Asia Trading Limited is the record owner of these 2,582,458 shares of common stock of the Company. Dr. Robert Fung Hing Piu, director of our Company, is also director of Grandom Asia Trading Limited and thereby deemed to be beneficial owners of these shares.

*	These are part of the 21.5 million shares issued on February 4, 2004.

**	These are the 5.2 millions shares new issue of shares closed on April 20, 2004.

Proposal No. 1: Ratification of an Earlier Issuance of Shares of Our Common Stock

On March 25, 2004, the Nasdaq Staff notified our company that it had determined to deny our request for a continued listing on The Nasdaq SmallCap Market for a failure to comply with the minimum $2,500,000 stockholders’ equity requirement for continued listing set forth in Nasdaq’s Marketplace Rule 4320 (e) (2) (B).

In an effort to raise stockholders’ equity from US $454,797 to higher than minimum continued listing standards, we had held a stockholders’ meeting on January 6, 2004 approving a non-specific transaction authorizing the company to sell all or any of its authorized capital –

•	at prices in an aggregate amount not to exceed $5 million,

•	at prices not below 50 percent of the fair market value of the stock at the time the shares are paid for, and

•	in transactions completed before December 31, 2004.

The shareholders at the January 6, 2004 shareholders’ meeting approved such sales of our common stock. On February 4, 2004 we sold 21.5 million shares at US$0.20 a share, a price equal to 50 percent of the market price, and raised $4.3 million. However, we had failed to tell our stockholders that eight days before the January 6 vote was taken – which was after the notice of the meeting and proxy cards had been mailed, our directors – pursuant to BVI law and our articles of association – had increased our authorized capital from 40 million shares of common stock to 250 million shares of common stock. When the notice of the meeting had been mailed, there were 26,120,712 shares of common stock outstanding. The issuance of 21.5 million shares on February 4, 2004 to raise $4.3 million exceeded by 7,620,712 the number of authorized but unissued shares that were available when notice of the meeting had been sent.

The Nasdaq Staff determined that we had failed to provide our stockholders with sufficient information for them to make a meaningful decision, that the issuance of the 21.5 million shares on February 4, 2004 therefor violated Marketplace Rule 4350 (i) (1) (D) (ii), and that the Staff was unable to consider either the $4.3 million proceeds from, or the shares issued pursuant to, the private placement for purposes of determining compliance with the $2.5 million minimum stockholders’ equity or the $35 million market value of listed securities requirements as specified under Marketplace Rule 4320 (e) (2) (B).

The Nasdaq Staff advised the company in its letter dated March 25, 2004 that in order to meet the stockholder approval requirements of Marketplace Rule 4350(i) for a non-specific equity financing, a company must disclose the following: (1) the maximum number of shares to be issued; (2) the maximum dollar amount of the issuance; (3) the maximum discount to the market; (4) the purpose of the transaction; and (5) the timeframe to complete the transaction, which must not exceed 90 days following the stockholder vote. The Nasdaq Staff determined that the company did not comply with Nasdaq requirements because the timeframe to completion exceeded 90 days and the company did not include the purpose of the transaction nor did it include the maximum number of shares to be issued in light of the increase in the number of authorized shares of the company.

The purpose of the special stockholders’ meeting to be held on May 28, 2004 is to seek ratification by our stockholders of the sale by our company on February 4, 2004 of the 21.5 million shares at US$0.20 a share, or $4.3 million, which share price was 50 percent of the market price of the stock on the day it was subscribed by the purchaser and was a number of shares that exceeded 20 percent of the 26,120,712 shares outstanding when the notice was mailed regarding the January 6, 2004 stockholders’ meeting that authorized the sale. The proceeds from the sale of the shares of our stock will be utilized for working capital purposes by the company.

It is our belief that when the May 28, 2004 stockholders’ meeting is held, a Nasdaq Hearing Panel will already have determined, in a hearing set for April 22, 2004, that our company is in compliance with the requirements for continued listing on the Nasdaq SmallCap Market. We hold this belief because our directors have obtained the subscription of an additional 5.2 million shares of our common stock for US$2.1 million, an amount that will increase our stockholders’ equity over the $2.5 million minimum amount required for a continued listing. This sale of stock closed on April 20, 2004, two days before the Nasdaq hearing. Nevertheless, we seek ratification of the February 4, 2004 sale of stock in order to support our request to Nasdaq that Nasdaq will consider the funds acquired in such sale for purposes of compliance with Nasdaq’s continued or initial listing requirements.

A failure of the stockholders to ratify the February 2004 sale could result in Nasdaq’s continued refusal to count $4.3 million of our stockholders’ equity for purposes of determining whether we comply with Nasdaq’s listing requirements or Nasdaq’s continued demand that we place restrictions on the voting or transferability of such shares. Such refusal or demand could lead to a delisting of our common stock on the Nasdaq SmallCap Market or the inability of our company to meet initial listing requirements at a time when we would otherwise qualify for a move up to a listing on the Nasdaq National Market.

For the reasons set forth above, your directors recommend a vote FOR ratification of this earlier issuance of shares of our common stock

Proposal No. 2: Approval of a stock consolidation (“reverse stock split”) pursuant to which each shareholder of our Company will be issued one new share of common stock to replace each five shares of common stock now outstanding.

The Nasdaq staff has taken the position that, should our Company acquire all the capital stock of DiChain Software – which acquisition was approved by our stockholders on March 25, 2004 but has not as yet been effected, then this acquisition would be regarded as a change of control of the Company and we would have to meet the more stringent initial requirements for a listing on the Nasdaq SmallCap Market. In this regard, the staff of Nasdaq is taking the position that, even though its Marketplace Listing Rules do not require such, our common stock would have to trade at prices higher than $4.00 for our Company to qualify for an initial listing.

Further, at the time this proxy statement is mailed to our stockholders, our common stock trades on the Nasdaq SmallCap Market at prices less than $1.00. The staff of Nasdaq has not taken the position that, our common stock should be removed from continued trading on the Nasdaq SmallCap Market unless it trades at prices higher than $1.00 but given the Nasdaq Staff’s position with respect to the $4.00 minimum for an initial listing in the event our Company should acquire DiChain Software, it is possible the Nasdaq Staff may take such a position, even though Nasdaq’s Marketplace Listing Rules do not require such. Since this matter could arise at the hearing before the Nasdaq Hearing Panel or in its decision thereafter, we believe it is prudent to obtain stockholder authorization for this proposed stock consolidation.

The directors of our Company believe that a continued listing of our common stock on the Nasdaq Stock Market is important to the future of our Company – as is the acquisition of DiChain Software. Should we be delisted by Nasdaq, our stock would trade on the OTC Bulletin Board. But a Bulletin Board listing is significantly inferior to a listing on Nasdaq – particularly so for a company not incorporated in the United States. Timely quotes on the stock for brokers are not always available on the Bulletin Board for a non-U.S. company. Bulletin Board stocks that trade below $5.00 are called “penny stocks,” and regulations of the U. S. Securities and Exchange Commission impose trading restrictions on “penny stocks” that inhibit trading in the stocks. Such regulations do not apply to stocks that are listed on the Nasdaq stock markets. We should take every reasonable step to remain listed on the Nasdaq SmallCap Market.

In a special stockholders meeting held March 25, 2004, our stockholders overwhelmingly approved our acquisition of DiChain Software. DiChain Software is the first company in China integrating GIS (Geographic Information System), GPS (Global Positioning System), Wireless and Web technologies, providing complete IT and consultancy solutions for the logistics operations and supply chain management. DiChain Software’s products and solutions have been deployed by more than 300 customers in China and Hong Kong, including some of the largest logistics, manufacturing, and distribution companies. DiChain Software was ranked by IDC (International Data Corporation), a U.S. based leading IT consulting firm, as one of the leading IT solution providers in logistics and supply chain management in China in 2002 and 2003. We believe it is positioned to become the major IT solution provider in China in the next 3 to 5 years.

The directors of our Company have already received stockholder approval to acquire all the capital stock of DiChain Software. They propose to acquire such stock whether or not the stockholders now approve the stock consolidation (reverse stock split) proposal. But please note the stock consolidation will only be effected if the Nasdaq Hearing Panel rules that our Company is subject to either a minimum bid price for our common stock of $1.00 for a continued listing on the Nasdaq SmallCap Market or a minimum $4.00 bid price for an initial listing determination to be made after our acquisition of all the capital stock of DiChain Software.

The Nasdaq ruling should be known by the time of the May 28, 2004 special stockholders’ meeting. The vote on Proposal No. 2 is, essentially, a vote whether to stay on the Nasdaq SmallCap Market or to drop down to the Bulletin Board but only in the event that the Nasdaq Hearing Panel rules that our company will be subject to either the $1 continued listing qualification requirement or the $4 initial listing qualification requirement.

For the reasons set forth above, your directors recommend a vote FOR the adoption of the stock consolidation resolution to be voted on at the May 28 meeting.

How the Vote Will Be Counted

All shareholders of record on April 21, 2004 are eligible to vote, in person or by proxy, on the two resolutions to be presented at the meeting and set forth first above. However the voting will be counted in two ways –

•	by the total votes cast either in person or by proxy, and

•	by eliminating all votes of the holders of the 21.5 million shares issued on February 4, 2004 and the holders of any other shares issued after the January 6, 2004 stockholders’ meeting, such as the 5.2 million shares sold on or about April 20, 2004.

To adopt the resolutions, we will require an approving vote from a majority of the votes cast in both methods of counting the votes.

Financial Information

The financial statements of our company for the fiscal year that ended March 31, 2004 are attached hereto but are not yet audited. They are “pro forma” financial statements in that they do not include entries for the $4.3 million cash raised in the February 4, 2004 sale that is the subject of the ratification proposal to be voted on at the May 28, 2004 stockholders’ meeting or for the $4.3 million increase in stockholders’ equity that resulted from such sale.

As for our audited financial statements for the fiscal year that ended over a year ago on March 31, 2003, we incorporate these financial statements by reference to the Form 20-F Annual Report we filed at the Securities and Exchange Commission on October 15, 2003, SEC File No. 000-21919.

By order of the directors:

Dr. Fan Di
Chairman & Chief Executive Officer
Date: April 21, 2004

DF China Technology Inc. FY 2004 Pro Forma Balance Sheet, as of March 31, 2004
(in US dollar)

Period Ending:	3/31/2004	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03
Cash & bank balances	401,783	7,731	10,633	13,106	10,262	4,228	400,193
Accounts receivable	64,000	94,000	90,000	77,000	78,000	80,000	75,000
Inventory	23,000	40,000	55,000	52,000	44,000	47,000	51,000
Other Current Assets	$6,000	16,000	16,000	16,000	16,000	16,000	16,000
Total Current Assets	504,783	157,731	171,633	158,106	148,262	147,228	542,193
Long Term Assets
Long Term Investments
Fixed Assets	42,000	4,326,000	4,325,000	4,324,000	4,323,000	4,322,000	4,321,000
Other Assets
Total Assets	546,783	4,483,731	4,496,633	4,482,106	4,471,262	4,469,228	4,863,193
Current Liabilities
Accounts Payable	69,000	70,000	77,000	64,000	55,000	55,000	52,000
Accrued liabilities and other payable	0	1,004,000	1,009,000	1,004,000	1,000,000	1,004,000	999,000
Other Payable(interco)	36,000	856,000	856,000	856,000	157,000	182,000	292,000
Total Current Liabilities	105,000	1,930,000	1,942,000	1,924,000	1,212,000	1,241,000	1,343,000
Long Term Debt
Total Liabilities	105,000	1,930,000	1,942,000	1,924,000	1,212,000	1,241,000	1,343,000
Stock Holders Equity
Common Stocks	32,406,000	31,019,000	31,019,000	31,019,000	31,756,000	31,756,000	32,149,000
Capital Surplus	600,000	600,000	600,000	600,000	600,000	600,000	600,000
Retained Earnings	(32,564,217)	(29,065,269)	(29,064,367)	(29,060,894)	(29,096,738)	(29,127,772)	(29,228,807)
Other Equity
Total Equity	441,783	2,553,731	2,554,633	2,558,106	3,259,262	3,228,228	3,520,193
Total Liabilities and Equity	546,783	4,483,731	4,496,633	4,482,106	4,471,262	4,469,228	4,863,193

[Additional columns below]

[Continued from above table, first column(s) repeated]

Period Ending:	Oct-03	Nov-03	Dec-03	Jan-04	Feb-04	Mar-04
Cash & bank balances	409,805	212,232	476,264	441,951	350,299	401,783
Accounts receivable	70,000	81,000	84,000	73,000	74,000	64,000
Inventory	27,000	20,000	34,000	36,000	35,000	23,000
Other Current Assets	16,000	16,000	16,000	16,000	16,000	16,000
Total Current Assets	522,805	329,232	610,264	566,951	475,299	504,783
Long Term Assets
Long Term Investments
Fixed Assets	4,320,000	4,319,000	4,318,000	4,317,000	43,000	42,000
Other Assets
Total Assets	4,842,805	4,648,232	4,928,264	4,883,951	518,299	546,783
Current Liabilities
Accounts Payable	60,000	51,000	81,000	62,000	63,000	69,000
Accrued liabilities and other payable	974,000	972,000	972,000	972,000	0	0
Other Payable(interco)	394,000	294,000	336,000	423,000	0	36,000
Total Current Liabilities	1,428,000	1,317,000	1,389,000	1,457,000	63,000	105,000
Long Term Debt
Total Liabilities	1,428,000	1,317,000	1,389,000	1,457,000	63,000	105,000
Stock Holders Equity
Common Stocks	32,149,000	32,149,000	32,406,000	32,406,000	32,406,000	32,406,000
Capital Surplus	600,000	600,000	600,000	600,000	600,000	600,000
Retained Earnings	(29,334,195)	(29,417,768)	(29,466,735)	(29,579,049)	(32,550,701)	(32,564,217)
Other Equity
Total Equity	3,414,805	3,331,232	3,539,265	3,426,951	455,299	441,783
Total Liabilities and Equity	4,842,805	4,648,232	4,928,265	4,883,951	518,299	546,783

DF China Technology Inc. FY 2004 Pro Forma Income Statement, for year ended March 31, 2004
(in US dollar)

Period Ending:	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03
Total Revenue	65,415	50,178	61,425	61,670	41,000	43,251
Cost of Revenue	49,560	38,860	51,319	48,440	34,809	29,835
Gross Profit	15,856	11,317	10,106	13,230	6,191	13,416
Operating Expenses
Sales, General and Admin.	(13,125)	(10,415)	(6,633)	(49,075)	(37,226)	(114,451)
Travel	(215)	(125)	(235)	(319)	(115)	(230)
Legal & Professional	0	0	0	(31,601)	(25,273)	(6,512)
Warehouse & delivery	(4,138)	(2,853)	(3,583)	(3,940)	(2,486)	(1,596)
Taxes	0	0	0	0	0	0
Salaries & commission	(3,628)	(3,573)	(4,837)	(4,837)	(4,992)	(4,804)
Office Supplies	(1,030)	(875)	(706)	(4,129)	(1,198)	(1,338)
Management fee	0	0	0	0	0	(96,154)
Others	(4,114)	(2,989)	2,728	(4,248)	(3,162)	(3,818)
Non-Recurring Items	0	0	0	0	0	0
Other Operating Items	0	0	0	0	0	0
Operating Income	2,731	902	3,473	(35,844)	(31,035)	(101,035)
Add’l income/expense items	0	0	0	0	0	0
Earnings Before Interest and Tax	2,731	902	3,473	(35,844)	(31,035)	(101,035)
Earnings Before Tax	2,731	902	3,473	(35,844)	(31,035)	(101,035)
Net Income-Cont. Operations	2,731	902	3,473	(35,844)	(31,035)	(101,035)
Net Income	2,731	902	3,473	(35,844)	(31,035)	(101,035)
Net Income Applicable to Common Shareholders	2,731	902	3,473	(35,844)	(31,035)	(101,035)

[Additional columns below]

[Continued from above table, first column(s) repeated]

Period Ending:	Oct-03	Nov-03	Dec-03	Jan-04	Feb-04	Mar-04	Total 2004
Total Revenue	27,114	40,537	50,474	44,284	43,464	51,213	580,026
Cost of Revenue	22,411	35,236	43,937	39,096	38,547	44,663	476,714
Gross Profit	4,703	5,301	6,536	5,188	4,917	6,550	103,312
Operating Expenses
Sales, General and Admin.	(110,092)	(88,874)	(55,503)	(117,502)	(116,569)	(20,066)	(739,529)
Travel	(656)	(1,409)	(531)	(377)	(406)	(454)	(5,072)
Legal & Professional	0	(36,664)	(3,331)	(20,437)	(71,000)	0	(194,817)
Warehouse & delivery	(1,095)	(2,562)	(2,985)	(2,047)	(2,149)	(2,038)	(31,471)
Taxes	0	0	0	(1,004)	(1,004)	(1,004)	(3,013)
Salaries & commission	(58,434)	(27,625)	(25,784)	(13,545)	(13,079)	(13,448)	(178,584)
Office Supplies	(27,517)	(1,275)	(1,995)	(422)	(352)	(1,002)	(41,839)
Management fee	(19,231)	(19,231)	(19,231)	(76,923)	(25,641)	0	(256,410)
Others	(3,158)	(109)	(1,648)	(2,746)	(2,937)	(2,119)	(28,321)
Non-Recurring Items	0	0	0	0	0	0	0
Other Operating Items	0	0	0	0	0	0	0
Operating Income	(105,388)	(83,573)	(48,967)	(112,314)	(111,652)	(13,516)	(636,217)
Add’l income/expense items	0	0	0	0	(2,860,000)	0	(2,860,000)
Earnings Before Interest and Tax	(105,388)	(83,573)	(48,967)	(112,314)	(2,971,652)	(13,516)	(3,496,217)
Earnings Before Tax	(105,388)	(83,573)	(48,967)	(112,314)	(2,971,652)	(13,516)	(3,496,217)
Net Income-Cont. Operations	(105,388)	(83,573)	(48,967)	(112,314)	(2,971,652)	(13,516)	(3,496,217)
Net Income	(105,388)	(83,573)	(48,967)	(112,314)	(2,971,652)	(13,516)	(3,496,217)
Net Income Applicable to Common Shareholders	(105,388)	(83,573)	(48,967)	(112,314)	(2,971,652)	(13,516)	(3,496,217)

DF China Technology Inc. FY 2004 Pro Forma Cash Flow, for year ended March 31, 2004
(in US dollar)

Period Ending:	3/31/2004	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03
Net Income	(3,496,217)	2,731	902	3,473	(35,844)	(31,035)	(101,035)
Cash Flows-Operating Activities
Net Income Adjustments
Changes in Operating Activities
Accounts Receivable	15,000	(7,000)	4,000	13,000	(1,000)	(2,000)	(5,000)
Inventory	15,000	(8,000)	(15,000)	3,000	8,000	(3,000)	4,000
Other Operating Activities	27,376	3,731	5,902	882	3,362	4,174	2,005
Other Liabilities	3,178,624	3,269	98	(4,882)	31,639	25,826	105,994
Accounts Payable	4,000	5,000	7,000	(13,000)	(9,000)	0	(3,000)
Net Cash Flow-Operating	(256,217)	(269)	2,902	2,473	(2,843)	(6,035)	2,964
Cash Flows-Investing Activities
Capital Expenditures	0	0	0	0	0	0	0
Other Investing Activities	0	0	0	0	0	0	0
Net Cash Flows-Investing	0	0	0	0	0	0	0
Cash Flows-Financing Activities
New issue shares of Common Stock	650,000	0	0	0	0	0	393,000
Net Borrowings	0	0	0	0	0	0	0
Net Cash Flows-Financing	650,000	0	0	0	0	0	393,000
Net Cash Flow	393,783	(269)	2,902	2,473	(2,843)	(6,035)	395,964
Cash at the beginning of the period	8,000	8,000	7,731	10,633	13,106	10,263	4,228
Cash at the end of the period	401,783	7,731	10,633	13,106	10,263	4,228	400,193

[Additional columns below]

[Continued from above table, first column(s) repeated]

Period Ending:	Oct-03	Nov-03	Dec-03	Jan-04	Feb-04	Mar-04
Net Income	(105,388)	(83,573)	(48,967)	(112,314)	(2,971,652)	(13,516)
Cash Flows-Operating Activities
Net Income Adjustments
Changes in Operating Activities
Accounts Receivable	5,000	(11,000)	(3,000)	11,000	1,000	10,000
Inventory	24,000	7,000	(14,000)	(2,000)	(1,000)	12,000
Other Operating Activities	1,749	3,522	946	779	247	77
Other Liabilities	76,251	(104,521)	42,053	87,221	2,879,753	35,923
Accounts Payable	8,000	(9,000)	30,000	(19,000)	0	7,000
Net Cash Flow-Operating	9,612	(197,572)	7,032	(34,314)	(91,652)	51,484
Cash Flows-Investing Activities
Capital Expenditures	0	0	0	0	0	0
Other Investing Activities	0	0	0	0	0	0
Net Cash Flows-Investing	0	0	0	0	0	0
Cash Flows-Financing Activities
New issue shares of Common Stock	0	0	257,000	0	0	0
Net Borrowings	0	0	0	0	0	0
Net Cash Flows-Financing	0	0	257,000	0	0	0
Net Cash Flow	9,612	(197,572)	264,032	(34,314)	(91,652)	51,484
Cash at the beginning of the period	400,193	409,805	212,233	476,265	441,951	350,299
Cash at the end of the period	409,805	212,233	476,265	441,951	350,299	401,783

DF CHINA TECHNOLOGY INC.

PROXY SOLICITED BY THE BOARD OF DIRECTORS

     The undersigned shareholder of DF China Technology Inc. hereby appoints Dr. FAN Di, Mr. Aaron ZHU Xiaojun and Mr. KWOK Yam Sheung, and any of them, the lawful attorneys and proxies of the undersigned, with several powers of substitution, to vote all shares of Common Stock of DF China Technology Inc. that the undersigned is entitled to vote at a General Meeting of Shareholders to be held at 2:30 p.m. on May 28, 2004, and at any and all adjournments thereof, as follows:

1.	To vote on the adoption of the following resolution:

RESOLVED, that the stockholders of the Company approve and ratify the action of the Company taken by it on February 4, 2004 when it sold 21.5 million shares of the Company’s common stock at US$0.20 a share, for a total of US$4.3 million, which sale was at a price of 50 percent of the market value of the stock the day of the sale and was in excess of 20 percent of the outstanding shares of common stock the day of the sale, the proceeds of such stock sale to be utilized for working capital purposes by the Company.

FOR __         AGAINST __         ABSTAIN __
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR

2.	To vote on the adoption of the following resolution:

RESOLVED, provided (i) only if a determination is made by a Nasdaq Hearing Panel that, for the Company’s continued inclusion for trading on the Nasdaq SmallCap Stock Market, the Company will be required to have a minimum bid price of $1.00, or (ii) only if a determination is made by a Nasdaq Hearing Panel that, should the Company acquire all the outstanding voting stock of DiChain Software Systems (Shenzhen) Limited, for the Company’s continued inclusion for trading on the Nasdaq SmallCap Stock Market the Company will be required to have a minimum bid price of $4.00 for its common stock, then in either event the stockholders of the Company approve a stock consolidation (“reverse stock split”) pursuant to which each shareholder of our Company will be issued one new share of common stock to replace each five shares of common stock now outstanding.

FOR __         AGAINST __         ABSTAIN __
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR

3.	To vote on any other matters that could properly come before the meeting.

FOR __         AGAINST __         ABSTAIN __
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR

Shares represented by all properly executed proxies will be voted in accordance with instructions appearing on the proxy. IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, PROXIES WILL BE VOTED FOR APPROVAL OF THE FIRST TWO ABOVE MATTERS AND IN THE DISCRETION OF THE PROXY HOLDERS AS TO ANY OTHER MATTERS.

Dated:       , 2004

(Signature)	(Name of Shareholder)

(Address of Shareholder)

SHAREHOLDERS IN THE UNITED STATES, please fill out, execute and return this Proxy in the enclosed, postage pre-paid, self-addressed envelope addressed to George Johnson, Securities Transfer Corporation, 2591 Dallas Parkway, Suite 102, Frisco, TX 75034, USA in sufficient time to be received by the Company at least two days before the shareholders’ meeting to be held on May 28, 2004.

SHAREHOLDERS IN CHINA AND HONG KONG, please fill out, execute and return this Proxy in the enclosed self-addressed envelope addressed to Mr. Y S Kwok at Units 3207-08, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong in sufficient time to be received by the Company at least one day before the shareholders’ meeting to be held on May 28, 2004.

SHAREHOLDERS who have questions in relation to the resolutions to be considered at the General Meeting of Shareholders to be held on May 28, 2004 are advised to contact our company at: Mr. Aaron Zhu Xiaojun at email aaronzhu@dichain.com or telephone (852) 2255 0688 or fax (852) 2851 3660.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DF China Technology Inc.

By	/s/ Yam Sheung KWOK

Yam Sheung KWOK,
Executive Director and Company Secretary

Date: April 29, 2004